                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 11-K


(Mark One)

x ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1993, or

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ____________ to ______________



COMMISSION FILE NUMBER: 0-16163


 A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:




                       INVESTORS SAVINGS 401(K) PLAN



 B.    Name of the issuer of the securities held by the plan and

 the address of its principle executive offices:






                            INVESTORS BANK CORP.
                           200 East Lake Street
                          Wayzata, Minnesota 55391

REQUIRED INFORMATION

   The following financial statements are attached after the signature page to this Form 11-K:

Independent Auditors Report of KPMG Peat Marwick

Statements of Net Assets Available for Plan Benefits at December 31, 1993 and December 31, 1992

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1993, December 31, 1992, and December 31, 1991

Statements of Net Assets Available for Plan Benefits (by Fund) at December 31, 1993 and December 31, 1992


Statements of Changes in Net Assets Available for Plan Benefits (by Fund) for the years ended December 31, 1993, December 31, 1992, and December 31, 1991

Notes to Consoldiated Financial Statements

Schedule I:  Assets held for Investment Purposes

Schedule II:  Reportable Transactions


EXHIBITS

24.1 Consent of KPMG Peat Marwick



                                 SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                  INVESTORS SAVINGS 401(K) PLAN


                                 By   /s/ CHRISTOPHER M. RYE
                                    ----------------------------
                                   Christopher M. Rye, Member of
                                   Administrative Committee

Dated:  June 27, 1994

                           INVESTORS SAVINGS 401(k) PLAN



                              Financial Statements



                For the years ended December 31, 1993, 1992 and 1991

                      INDEPENDENT AUDITORS' REPORT



The Plan Administration Committee
Investors Bank Corp.:



We have audited the accompanying statements of net assets available for plan benefits of the Investors Savings 401(k) Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Investors Savings 401(k) Plan as of December 31, 1993 and 1992 and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Investors Savings 401(k) Plan are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits (by fund) and the statements of changes in net assets available for plan benefits (by fund) is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        /s/KPMG Peat Marwick



KPMG Peat Marwick
Minneapolis, MN

April 13, 1994

                           INVESTORS SAVINGS 401(k) PLAN

                 Statements of Net Assets Available for Plan Benefits

                                                              December 31
                                                         ----------------------
                                                            1993         1992
                                                         ----------   ---------
Assets:
  Investments, at current value, cost of $4,469,763
    and $3,039,963, respectively (notes 5 and 6)         $7,188,834   3,878,460
  Cash and cash equivalents (notes 5, 6 and 9)              235,060     156,373
  Contributions receivable from Investors Savings
    Bank, F.S.B.                                            252,658     254,310
  Participant loans receivable (note 2)                     187,565     161,981
                                                         ----------  ----------
                                                          7,864,117   4,451,124

Liabilities:
  Forfeitures                                                   893       1,068
                                                         ----------  ----------
        Net assets available for plan benefits (includes
          $536,079 and $9,171, respectively, due to
          participants of the Plan)                      $7,863,224   4,450,056
                                                         ----------  ----------
                                                         ----------  ----------


See accompanying notes to financial statements.

                       INVESTORS SAVINGS 401(k) PLAN

       Statements of Changes in Net Assets Available for Plan Benefits


                                                   Years ended December 31
                                              ---------------------------------

                                                 1993         1992       1991
                                              -----------  ---------  ---------
Net assets available for plan benefits
   at beginning of year                       $ 4,450,056  3,060,677  1,728,818
                                              -----------  ---------  ---------
Interest and dividend income (note 9)             191,444    160,875    120,334
Realized gains on sale of investments             175,695      5,453     18,085
Unrealized appreciation of investments (note 7) 1,880,560    268,437    753,275
                                              -----------  ---------  ---------
      Net investment income                     2,247,699    434,765    891,694
                                              -----------  ---------  ---------

Employee contributions                            820,809    559,204    390,882
Employer contributions                            564,408    438,884    233,400
Rollover contributions                             15,462    231,197     20,252
                                              -----------  ---------  ---------
      Total contributions                       1,400,679  1,229,285    644,534

Distributions to participants and forfeitures    (198,196)  (264,237)  (145,261)
Loan distributions net of principal payments      (37,014)   (10,434)   (59,108)
                                              -----------  ---------  ---------

      Increase in net assets available
         for plan benefits                      3,413,168  1,389,379  1,331,859
                                              -----------  ---------  ---------

      Net assets available for plan
         benefits at end of year              $ 7,863,224  4,450,056  3,060,677
                                              -----------  ---------  ---------
                                              -----------  ---------  ---------


See accompanying notes to financial statements.

                           INVESTORS SAVINGS 401(k) PLAN

          Statements of Net Assets Available for Plan Benefits (by Fund)


                                                                                          December 31, 1993
                                                             -----------------------------------------------------------------------
                                                                                     Fixed              Self-     IBC    Participant
                                                                       Certificates  Income    Equity   Directed  Stock      Loan
                                                                Total   of Deposit   Fund      Fund      Fund     Fund      Fund
                                                             ---------- ----------  -------  --------- -------- --------- ----------
Assets:
  Investments, at current value                              $7,188,834  797,292    457,280  1,107,744      0  4,826,518         0
  Cash and cash equivalents                                     235,060   87,712     26,330     57,611      0     63,327        80
  Contribution receivable from Investors Savings Bank, F.S.B.   252,658    8,119      8,143     21,870      0    214,526         0
  Participant loans receivable                                  187,565        0          0          0      0              187,565
                                                             ----------  -------    -------  --------- ------  ---------   -------
                                                              7,864,117  893,123    491,753  1,187,225      0  5,104,371   187,645

Liabilities:
  Forfeitures                                                       893      370        317        206      0          0         0
                                                             ----------  -------    -------  --------- ------  ---------   -------

      Net assets available for plan benefits                 $7,863,224  892,753    491,436  1,187,019      0  5,104,371   187,645
                                                             ----------  -------    -------  --------- ------  ---------   -------
                                                             ----------  -------    -------  --------- ------  ---------   -------


                                                                                          December 31, 1992
                                                             -----------------------------------------------------------------------
                                                                                     Fixed              Self-     IBC    Participant
                                                                       Certificates  Income    Equity   Directed  Stock      Loan
                                                                Total   of Deposit   Fund      Fund      Fund     Fund      Fund
                                                             ---------- ----------  -------  --------- -------- --------- ----------
Assets:
  Investments, at current value                              $3,878,460  680,278    276,919  793,852   27,550  2,099,861         0
  Cash and cash equivalents                                     156,373  106,850          0      181   49,262          0        80
  Contribution receivable from Investors Savings Bank, F.S.B.   254,310   22,086     15,451   26,414        0    190,359         0
  Participant loans receivable                                  161,981        0          0        0        0          0   161,981
                                                             ----------  -------    -------  --------- ------  ---------   -------
                                                              4,451,124  809,214    292,370  820,447   76,812  2,290,220   162,061

Liabilities:
  Forfeitures                                                     1,068      340        248      233        0        247         0
                                                             ----------  -------    -------  --------- ------  ---------   -------

      Net assets available for plan benefits                 $4,450,056  808,874    292,122  820,214   76,812  2,289,973   162,061
                                                             ----------  -------    -------  --------- ------  ---------   -------
                                                             ----------  -------    -------  --------- ------  ---------   -------


See accompanying notes to financial statements.

                         INVESTORS SAVINGS 401(k) PLAN

     Statement of Changes in Net Assets Available for Plan Benefits (by Fund)

                                                                           Year ended December 31, 1993
                                             ------------------------------------------------------------------------------------
                                                                         Fixed                  Self-        IBC      Participant
                                                         Certificates   Income     Equity     Directed      Stock        Loan
                                               Total      of Deposit     Fund       Fund        Fund        Fund         Fund
                                             ----------  ------------   -------  ---------    --------    ---------   -----------
Net assets available for plan
  benefits at beginning of year              $4,450,056     808,874     292,122    820,214      76,812    2,289,973     162,061
                                             ----------     -------     -------  ---------     -------    ---------     -------

Interest and dividend income                    191,444      40,633      17,776     37,625       1,233       86,148       8,029
Realized gain on sale of investments            175,695           0         137        283           0      175,275           0
Unrealized appreciation (depreciation)
  of investments                              1,880,560           0      (1,673)    (5,861)    (16,050)   1,904,144           0
                                             ----------     -------     -------  ---------     -------    ---------     -------
      Net investment income                   2,247,699      40,633      16,240     32,047     (14,817)   2,165,567       8,029
                                             ----------     -------     -------  ---------     -------    ---------     -------

Employee contributions                          820,809     108,634     107,751    217,838           0      386,586           0
Employer contributions                          564,408      53,090      50,541     98,592           0      362,185           0
Rollover contributions                           15,462          41         166        455           0       14,800           0
                                             ----------     -------     -------  ---------     -------    ---------     -------
      Total contributions                     1,400,679     161,765     158,458    316,885           0      763,571           0
                                             ----------     -------     -------  ---------     -------    ---------     -------

Distributions to participants and
  forfeitures                                  (198,196)    (21,184)    (37,418)   (42,844)     (4,926)     (91,824)          0
Loan distributions net of principal
  payments                                      (37,014)          0           0          0           0            0     (37,014)
Net transfers from (to) other funds                   0     (97,335)     62,034     60,717     (57,069)     (22,916)     54,569
                                             ----------     -------     -------  ---------     -------    ---------     -------
      Net additions (deductions)              3,413,168      83,879     199,314    366,805     (76,812)   2,814,398      25,584
                                             ----------     -------     -------  ---------     -------    ---------     -------

      Net assets available for plan
        benefits at end of year              $7,863,224     892,753     491,436  1,187,019           0    5,104,371     187,645
                                             ----------     -------     -------  ---------     -------    ---------     -------
                                             ----------     -------     -------  ---------     -------    ---------     -------


See accompanying notes to financial statements.

                         INVESTORS SAVINGS 401(k) PLAN

     Statement of Changes in Net Assets Available for Plan Benefits (by Fund)

                                                                           Year ended December 31, 1992
                                                                           ----------------------------
                                                                         Fixed                  Self-        IBC      Participant
                                                         Certificates   Income     Equity     Directed      Stock        Loan
                                               Total      of Deposit     Fund       Fund        Fund        Fund         Fund
                                             ----------  ------------   -------    -------    --------    ---------   -----------
Net assets available for plan
  benefits at beginning of year              $3,060,677     864,293     121,278    558,832     202,795    1,195,469     118,010
                                             ----------     -------     -------    -------     -------    ---------     -------

Interest and dividend income                    160,875      54,044      17,009     34,677       7,097       33,482      14,566
Realized gain (loss) on sale of
  investments                                     5,453           0       6,181      1,021     (16,493)      14,744           0
Unrealized appreciation (depreciation) of
  investments                                   268,437           0     (29,132)   (57,601)     (7,662)     362,832           0
                                             ----------     -------     -------    -------     -------    ---------     -------
      Net investment income (loss)              434,765      54,044      (5,942)   (21,903)    (17,058)     411,058      14,566
                                             ----------     -------     -------    -------     -------    ---------     -------

Employee contributions                          559,204     129,721      96,658    204,981           0      127,844           0
Employer contributions                          438,884      52,976      16,884     69,676           0      299,348           0
Rollover contributions                          231,197       4,619      42,699     44,190           0      139,689           0
                                             ----------     -------     -------    -------     -------    ---------     -------
      Total contributions                     1,229,285     187,316     156,241    318,847           0      566,881           0
                                             ----------     -------     -------    -------     -------    ---------     -------

Distributions to participants and
  forfeitures                                  (264,237)    (94,284)    (15,763)   (81,706)    (40,591)     (31,893)          0
Loan distributions net of principal
  payments                                      (10,434)          0           0          0           0            0     (10,434)
Net transfers from (to) other funds                   0    (202,495)     36,308     46,144     (68,334)     148,458      39,919
                                             ----------     -------     -------    -------     -------    ---------     -------

      Increase (decrease) in net assets
        available for plan benefits           1,389,379     (55,419)    170,844    261,382    (125,983)   1,094,504      44,051
                                             ----------     -------     -------    -------     -------    ---------     -------

      Net assets available for plan
        benefits at end of year              $4,450,056     808,874     292,122    820,214      76,812    2,289,973     162,061
                                             ----------     -------     -------    -------     -------    ---------     -------
                                             ----------     -------     -------    -------     -------    ---------     -------


See accompanying notes to financial statements.

                         INVESTORS SAVINGS 401(k) PLAN

     Statement of Changes in Net Assets Available for Plan Benefits (by Fund)

                                                                           Year ended December 31, 1991
                                                                           ----------------------------
                                                                        Fixed                  Self-        IBC      Participant
                                                         Certificates   Income     Equity     Directed      Stock        Loan
                                               Total      of Deposit     Fund       Fund        Fund        Fund         Fund
                                             ----------  ------------   -------    -------    --------    ---------   -----------
Net assets available for plan
  benefits at beginning of year              $1,728,818     703,830      95,969    340,934     166,420      342,180      79,485
                                             ----------     -------     -------    -------     -------    ---------     -------

Interest and dividend income                    120,334      62,326      14,769     21,714       9,629        2,745       9,151
Realized gain (loss) on sale of investment       18,085           0      (7,312)      (472)     21,257        4,612           0
Unrealized appreciation of investments          753,275           0      60,299     89,320      36,898      566,758           0
                                             ----------     -------     -------    -------     -------    ---------     -------
      Net investment income                     891,694      62,326      67,756    110,562      67,784      574,115       9,151
                                             ----------     -------     -------    -------     -------    ---------     -------

Employee contributions                          390,882     163,725      18,467     94,495           0      114,195           0
Employer contributions                          233,400      70,401       6,657     39,606           0      116,736           0
Rollover contributions                           20,252      10,871         558      8,113           0          710           0
                                             ----------     -------     -------    -------     -------    ---------     -------
      Total contributions                       644,534     244,997      25,682    142,214           0      231,641           0
                                             ----------     -------     -------    -------     -------    ---------     -------

Distributions to participants and
  forfeitures                                  (145,261)   (105,029)     (1,020)   (20,570)          0      (18,642)          0
Loan distributions net of principal
  payments                                      (59,108)          0           0          0           0            0     (59,108)
Net transfers from (to) other funds                   0     (41,831)    (67,109)   (14,308)    (31,409)      66,175      88,482
                                             ----------     -------     -------    -------     -------    ---------     -------

      Increase (decrease) in net assets
        available for plan benefits           1,331,859     160,463      25,309    217,898      36,375      853,289      38,525
                                             ----------     -------     -------    -------     -------    ---------     -------

      Net assets available for plan
        benefits at end of year              $3,060,677     864,293     121,278    558,832     202,795    1,195,469     118,010
                                             ----------     -------     -------    -------     -------    ---------     -------
                                             ----------     -------     -------    -------     -------    ---------     -------


See accompanying notes to financial statements.

                       INVESTORS SAVINGS 401(k) PLAN


                Notes to Consolidated Financial Statements


                      December 31, 1993, 1992 and 1991



(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are presented on the accrual basis of accounting.


   The Equity Fund, Fixed Income Fund, IBC Stock Fund (formerly ISC
Stock Fund) and Self-Directed Fund are valued at market, which is based on published quotations.


   The Certificates of Deposit Fund and Participant Loans are valued at cost plus accrued interest, which approximates market.


   Cost of investments is based on original purchase cost. The cost of investments sold is determined based on a first in, first out method; investment distributions are valued at the current market value of the Plan.


   Certain reclassifications have been made to the financial statements of prior periods to conform to the current presentation.


(2)  THE PLAN

The Investors Savings 401(k) Plan was established by Investors Savings Bank, F.S.B. (the Company), a wholly owned subsidiary of Investors Bank Corp. (IBC), formerly Investors Savings Corp., on October 1, 1985, and amended and restated effective January 1, 1988, for the purpose of encouraging savings on the part of employees by certain sharing of profits and matching contributions, ultimately for their retirement. Effective January 1, 1991, the Plan was amended to provide for the Bank to make discretionary profit sharing contributions to be invested in common stock of IBC. Effective January 1, 1993, the Plan was amended to allow the Administration Committee to establish investment funds and operational rules to satisfy Section 404(c) of ERISA and the regulations thereunder.

   Under the provisions of the Plan, all employees 21 years of age and older who are not temporary hourly employees and have completed at least one year of eligible service are eligible to enroll in the Plan. A year of eligible service is a 12-month period of at least 1,000 hours of service. Eligible employees may make deposits to the Plan of 1% to 15% of compensation, as defined, through payroll deductions. The Company may contribute to participants' accounts amounts to the extent of the matching percentage (from 0% to 100%) and the level of employee contributions covered as announced at the beginning of the Plan year, unless changed during the year. The matching percentage was 50% of the first 6% of compensation during 1993 and 1992. Any decreases in the percentage and level of contributions covered will only affect future contributions. In addition, employee contributions may be reduced by the Plan administrator in order to maintain the qualified tax status of the Plan.

   To the extent that Company contributions have been made to the Plan and are not vested in a terminated participant, such contributions will be forfeited and used primarily to offset future Company contributions.



                                                                  (Continued)

                            INVESTORS SAVINGS 401(k) PLAN

   The Plan administrator maintains separate accounts in the name of each participant as follows:

   1.  401(k) Account which includes participants' contributions.

   2. 401(k) Matching Account which includes participants' share of employer contributions.

   3. Profit Sharing Account which includes participants' share of employer contributions of IBC common stock.

   4.  Rollover Contribution Account.

   Except for the Profit Sharing Account, each participant may direct the investments of their accounts, including the matching employer contribution, among the funds established for that purpose (note 5).

   Normal distribution of benefits is available upon termination of employment, death or disability under certain conditions or upon attaining age 59-1/2. Normal distributions of benefits, as a result of one of the qualifying conditions listed above, shall be made upon application for distribution in a single payment. However, if the value of a participant's account is $3,500 or less, that participant will receive an automatic distribution of benefits in a lump sum payment.

   Participants with at least two years of service are 40% vested in employer contributions, with vesting percentages increasing 0% for each additional year of continuous service and fully vested after five years of service.

   Notwithstanding the above, participants will have a fully vested interest in the amounts contributed by the employer in each of their accounts upon occurrence of the following events:

   1. Death
   2. Attainment or retirement age of 65 or
   3. As a result of disability

   Other than as noted above, participants may not withdraw amounts from their contribution account or the Company contribution account prior to retirement, disability, termination of employment or the occurrence of a financial hardship. Individual participants may obtain a loan of up to 50% of the vested portion of their accounts or $50,000, whichever is less, which will be repaid with interest in equal installments by automatic payroll deduction over a maximum of five years, unless related to a principal residence purchase or construction.

   Substantially all administrative expenses of the Plan are paid by the Company, although plan provisions allow these expenses to be paid out of the plan assets.

   The above is a brief description of the Plan which is provided for general informational purposes only. Participants should refer to the plan agreement for more complete information.


                                                               (Continued)

                           INVESTORS SAVINGS 401(k) PLAN


(3)  PRIORITIES UPON TERMINATION OF THE PLAN

   Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA). In the event of termination of the Plan, each participant would become fully vested and distributions would be as if the total account had matured.


(4)  TRUSTEE AND ADMINISTRATION OF INVESTMENTS

The Company has established a Plan Administration Committee for the general administration of the Plan and to monitor financial results of investments. The Plan Administration Committee as of December 31, 1993, was as follows:



Name                             Position with Company
- - ----                             ---------------------
David Ruesink                    Assistant Vice President--Secondary Marketing

Christopher Rye                  Vice President--Controller

Michael Moffitt                  Mortgage Branch Manager--Loan Officer


   Norwest Bank Minnesota, N.A. has been engaged as Trustee of the Plan's assets. Norwest Bank Minnesota, N.A. is also responsible for participant recordkeeping.


(5)  SEPARATE INVESTMENT PROGRAMS

   The Trustee has maintained six separate funds for administration of the trust:

      1. Certificates of Deposit. Purchased from federally insured financial institutions nationwide.

      2. Equity Fund. An investment account which purchases shares in the Twentieth Century Select Investors Fund.

      3. Fixed Income Fund. An investment account which purchases shares in the Vanguard Fixed Income Short Term Bond Fund.

      4. IBC Stock Fund. An investment account which purchases shares of IBC common stock.

      5. Participant Loan Fund. The Plan has a provision that allows participants to borrow against their account balances, subject to requirements set forth in the Plan document.

      6. Self-Directed Fund. An investment account whereby the portfolio composition is determined by the participant using various investment vehicles. This fund was eliminated during 1993.


                                                                   (Continued)

                        INVESTORS SAVINGS 401(k) PLAN


   Each employee may participate simultaneously in more than one fund. At December 31, the number of participants in each fund was as follows:



                                           1993         1992
                                           ----         ----
Certificates of Deposit                    133          147
Equity Fund                                197          157
Fixed Income Fund                          145          105
IBC Stock Fund (includes both
  participants' contributions and profit
  sharing accounts)                        291          231
Participant Loan Fund                       33           24
Self-Directed Fund                           0            1



                                                                   (Continued)

                           INVESTORS SAVINGS 401(k) PLAN


(6)  INVESTMENTS

   The investments of the Plan are held in mutual funds, common stocks and bank and savings institution common trust funds and certificates of deposit. The following table lists the cost and fair value of those investments.


                                                                          December 31
                            -------------------------------------------------------------------------------------------------------
                                                  1993                                                 1992
                            --------------------------------------------------    -------------------------------------------------
                                                        Market                                                Market
                            Shares or                  value per     Market      Shares or                   value per     Market
                              units         Cost         unit         value       units          Cost          unit        value
                            ---------    ----------    ---------    ---------    ---------    -----------    ---------    ---------
Short Term Investment
  Fund--Norwest Bank
  Minnesota, N.A.(2)          235,060    $  235,060         1.00      235,060     106,850     $  106,850          1.00      106,850
                            ---------    ----------    ---------    ---------    --------   ------------     ---------    ---------

Vanguard Fixed Income
  Fund (3)                     41,952       458,211        10.90      457,280      25,462        276,177         10.85      276,919

Twentieth Century Select
  Investors Fund (3)           28,073     1,088,110        39.46    1,107,744      20,502        768,357         38.72      793,852

Investors Bank Corp. Common
  Stock (2 and 3)             234,013     2,129,442        20.63    4,826,518     217,227      1,306,929          9.67    2,099,861

Self-Directed Fund (1)                            0                         0                     11,500                     27,550

Certificates of Deposit                     794,000                   797,292                    677,000                    680,278
                            ---------    ----------    ---------    ---------    ---------    -----------    ---------    ---------
     Subtotal of
       investments                        4,469,763                 7,188,834                  3,039,963                  3,878,460
                            ---------    ----------    ---------    ---------    ---------    -----------    ---------    ---------
                                         $4,704,823                 7,423,894                 $3,146,813                  3,985,310
                            ---------    ----------    ---------    ---------    ---------    -----------    ---------    ---------
                            ---------    ----------    ---------    ---------    ---------    -----------    ---------    ---------

(1) Self-Directed Fund contained 1,900 shares of common stock, a party-in-interest, valued at $27,550 at December 31, 1992.

(2) Party-in-interest.

(3) This investment represents more than 5% of the total net assets available for plan benefits as of December 31, 1993.


                                                               (Continued)

                            INVESTORS SAVINGS 401(k) PLAN


(7)  UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS


                                         1993           1992         1991
                                      ----------       -------     --------
Beginning of year                     $  838,497       570,060     (183,215)

Change in unrealized appreciation
(depreciation) of investments          1,880,574       268,437      753,275
                                      ----------       -------     --------

End of year                           $2,719,071       838,497      570,060
                                      ----------       -------     --------
                                      ----------       -------     --------


   The above amounts include accrued interest on certificates of deposit of $3,292, $2,950 and $3,877 at December 31, 1993, 1992 and 1991, respectively.


(8)  TAX STATUS

The Internal Revenue Service has issued a determination letter stating that the Plan, as amended on December 15, 1992 and effective January 1, 1993, meets the requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code. It is the Company's opinion that the Plan and the Trust documents, as amended, continue to qualify under the Internal Revenue Code. The Company intends to administer the Plan in a manner which the Company believes will cause the Plan to continue to qualify under the Internal Revenue Code.

   Participants are not taxed currently on the contributions to the Plan or on income earned by the Plan. Distributions of benefits to participants, their estates or beneficiaries generally are subject to income tax at the time of distribution unless, in the case of participants, rolled over to an Individual Retirement Account or other tax qualified plan. The rate and amount of the tax will depend on the method and form of the distributions, the employee's age, length of service and status when distributions are made.


(9)  CASH AND CASH EQUIVALENTS

Balances at December 31, 1993 and 1992 consist of investments in the Norwest Bank Minnesota, N.A. Short Term Investment Fund. Income earned on these funds was $8,429, $8,976, and $10,088 for the years ended December 31, 1993, 1992 and 1991, respectively.


                                                                 (Continued)

                           INVESTORS SAVINGS 401(k) PLAN


(10)  RECONCILIATION TO FORM 5500

As of December 31, 1993 and 1992, net assets available for plan benefits in the accompanying financial statements differ from Form 5500 as filed with the Internal Revenue Service, as follows:



                                                   1993             1992
                                                ----------        ---------
Net assets available for plan benefits per
  Form 5500                                     $7,327,145        4,440,885

Adjustment for benefits payable                    536,079            9,171
                                                ----------        ---------
Net assets available for plan benefits
per accompanying financial statements           $7,863,224        4,450,056
                                                ----------        ---------
                                                ----------        ---------


(11)  PARTIES-IN-INTEREST

The Plan engages in transactions involving the acquisition or disposition of units of participation in a commingled investment fund of Norwest Bank Minnesota, N.A., the Trustee and a party-in-interest with respect to the Plan. The Plan also engages in transactions involving the acquisition or disposition of shares of IBC's common stock. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal
Revenue Code.

                                                                    SCHEDULE I


                        INVESTORS SAVINGS 401(k)  PLAN


                      Assets Held for Investment Purposes



                              December 31, 1993



                                           Shares                     Market
                                          or units       Cost          value
                                          --------     ----------   ---------
Norwest Bank Minnesota, N.A. (1)
  Short Term Investment Fund              235,060      $  235,060     235,060

Vanguard Fixed Income Securities Fund
  Short Term Bond Portfolio                41,952         458,211     457,280

Twentieth Century Select Investors Fund    28,073       1,088,110   1,107,744

Investors Bank Corp. Common Stock (1)     234,013       2,129,442   4,826,518

Certificates of Deposit:
  River City Bank, Sacramento, CA,
    5.15%, due 08/16/98                                   100,000     101,917

  First USA Delaware,
    4.85%, due 01/21/95                                   100,000     100,148

  Cityside Savings,
    3.95%, due 01/22/94                                    99,000      99,337

  Security Bank, Harleton, PA,
    4.58%, due 07/13/98                                    99,000      99,227

  Independence Bank, Brooklyn, NY,
    5.18%, due 07/13/98                                    99,000      99,256

  First Federal Bank of California Savings,
    5.15%, due 07/13/94                                    99,000      99,329

  Bank United, FSB, Houston, TX,
    4.75%, due 01/23/95                                    99,000      99,013

  J C Penney National Bank,
    4.10%, due 01/26/94                                    99,000      99,065
                                                        ----------   --------

      Total certificates of deposit                       794,000     797,292
                                                        ----------   --------

Participant Loans Receivable (at interest rates from
  7.5% to 12.0%)                                         187,565      187,565


(1)  Party-in-interest.


See accompanying independent auditors' report.

                                                      SCHEDULE II


                      INVESTORS SAVINGS 401(k) PLAN

                        Reportable Transactions

                     Year Ended December 31, 1993



Series of transactions which exceed 5% of plan assets:


                                                    Number of     Total dollar amount
                                                ----------------  -------------------        Net gain
Party involved and description of transaction   Purchases  Sales    Purchases     Sales       (loss)
- - ---------------------------------------------   ---------  -----    ---------   --------     --------

Norwest Bank, Minnesota, N.A. (1)
  Short Term Investment Fund                           88     53   $2,786,019   2,707,332          0

Investors Bank Corp. Common Stock (1)                  21      6    1,008,301     361,063    175,275

Twentieth Century Investors Select Income Fund          5      1      332,470      13,000        283


(1)  Party-in-interest


See accompanying independent auditors' report.

The Board of Directors
Investors Bank Corp.:

We consent to incorporation by reference in the registration statement
(No. 33-22880) on Form S-8 of Investors Bank Corp. of our report dated April 13, 1994, relating to the statements of net assets available for plan benefits of the Investors Savings 401(k) Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993 and related schedules, which report appears in the December 31, 1993 annual report of Form 11-K of Investors Bank Corp.


                                                        /s/KPMG Peat Marwick



KPMG Peat Marwick
Minneapolis, MN


June 29, 1994